SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Silver Bay Realty Trust Corp.

(Name of Issuer)

$0.01 Par Value Common Stock

(Title of Class of Securities)

82735Q 102

(CUSIP Number)

Rebecca B. Sandberg, Esq.

Secretary and General Counsel

c/o Two Harbors Investment Corp.

601 Carlson Parkway, Suite 1400

Minnetonka, Minnesota 55305

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 82735Q 102		13D

1	Name of Reporting Persons Two Harbors Investment Corp. I.R.S. Identification Nos. of Above Persons (Entities Only) 27-0312904

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

CUSIP No. 82735Q 102		13D

1	Name of Reporting Persons Two Harbors Operating Company LLC I.R.S. Identification Nos. of Above Persons (Entities Only) 27-0312904

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 82735Q 102		13D

1	Name of Reporting Persons Two Harbors Asset I, LLC I.R.S. Identification Nos. of Above Persons (Entities Only) 27-0312904

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the $0.01 par value common stock (the “Common Stock”) of Silver Bay Realty Trust Corp., a Maryland corporation (the “Issuer”) and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on December 21, 2012, as amended by Amendment No. 1 filed with the SEC on March 19, 2013 (the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D.  All items or responses not described herein shall remain as previously reported in the Schedule 13D.

This amended statement on Schedule 13D/A is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On April 24, 2013, Two Harbors Investment Corp. completed its previously announced distribution of 17,824,647 shares of the Issuer’s Common Stock to Two Harbors’ stockholders by way of a dividend.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and supplemented as follows:

(a) The number and aggregate percentage of shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 39,313,929 shares issued and outstanding as of February 28, 2013 as reported in the Issuer’s 10-K for the year ended December 31, 2012) are as follows:

Two Harbors

(a)  Amount beneficially owned:  0 shares                                                    Percentage: 0%

Two Harbors LLC

(a)  Amount beneficially owned:  0 shares                                                    Percentage: 0%

Asset I

(a)  Amount beneficially owned:  0 shares                                                    Percentage: 0%

Item 7.	Material to be Filed as Exhibits.
Exhibit A:	Joint Filing Agreement (incorporated by reference to Exhibit A of the Schedule 13D filed with the SEC on December 21, 2012)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 25, 2013

TWO HARBORS INVESTMENT CORP.

	By:	/s/ Thomas Siering
	Name:	Thomas Siering,
	Title:	Chief Executive Officer and President

TWO HARBORS OPERATING COMPANY LLC
By Two Harbors Investment Corp., its sole manager,

	By:	/s/ Thomas Siering
	Name:	Thomas Siering,
	Title:	Chief Executive Officer and President

TWO HARBORS ASSET I, LLC
By Two Harbors Operating Company LLC, its sole manager,
By Two Harbors Investment Corp., its sole manager,

	By:	/s/ Thomas Siering
	Name:	Thomas Siering,
	Title:	Chief Executive Officer and President